UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F

or Form 40-F:                                   ☒ Form 20-F                     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):                 _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):                  _______

GLOBANT S.A.

FORM 6-K

On August 17, 2017, Globant S.A. filed its half year financial report for the six month period ended June 30, 2017 with the Luxembourg Stock Exchange. The report is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit 99.1	Globant Half Year Financial Report 2017

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ ALEJANDRO SCANNAPIECO
Name: Alejandro Scannapieco
Title: Chief Financial Officer

Date: August 17, 2017